Special Note Regarding Forward-looking Statements

This document contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements in this document include statements regarding the quality of our assets, our anticipated financial performance, our company’s future growth prospects, our ability to make distributions and the amount of such distributions and our company’s access to capital. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or the negative of those terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

•	changes in the general economy;

•	the cyclical nature of the real estate industry;

•	actions of competitors;

•	failure to attract new tenants and enter into renewal or new leases with tenants on favorable terms;

•	our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	the bankruptcy, insolvency, credit deterioration or other default of our tenants;

•	actions or potential actions that could be taken by Brookfield;

•	the departure of some or all of Brookfield’s key professionals;

•	the threat of litigation;

•	changes to legislation and regulations;

•	possible environmental liabilities and other possible liabilities;

•	our ability to obtain adequate insurance at commercially reasonable rates;

•	our financial condition and liquidity;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

•	the general volatility of the capital markets and the market price of our units; and

•	other factors described elsewhere in this document.

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. We quality any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this document.

1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Introduction

In connection with its spin-off, Brookfield Property Partners L.P. acquired from Brookfield Asset Management Inc., or Brookfield, substantially all of Brookfield’s commercial property operations, or our company, including its office, retail, multi-family and industrial assets. We are the primary vehicle through which Brookfield will seek to own and operate these businesses on a global basis. As at March 31, 2013 these operations included interests in 122 office properties and 171 retail properties. In addition, Brookfield had interests in an expanding multi-family and industrial platform and an 18 million square foot commercial office development pipeline, positioning us well for continued growth. These operations also include interests in several Brookfield-sponsored real estate opportunity and finance funds that hold loans and opportunistic equity investments in commercial property businesses. Brookfield’s real estate assets are primarily located in North America, Europe, Australia and Brazil.

Financial information and information with respect to number of properties, lease percentages, square footage and similar operational information presented in this management’s discussion and analysis, or MD&A, include certain investment properties and loans and notes receivables within Brookfield’s Australian operations that will not be contributed to us in connection with the spin-off. See note 4(b) of the Unaudited Pro Forma Financial Statements.

This management’s discussion and analysis, or MD&A, covers the financial position as at March 31, 2013, and December 31, 2012 and results of operations for the three months ended March 31, 2013 and 2012 of the business comprising Brookfield’s commercial property operations prior to the spin-off (“our business”). The information in this MD&A should be read in conjunction with the carve-out financial statements of Brookfield’s commercial property operations, or the Financial Statements, for the aforementioned periods.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See section entitled “Special Note Regarding Forward-Looking Statements” above.

Basis of Presentation

The carve-out assets, liabilities and results of operations have not previously been reported on a stand-alone basis and therefore the historical Financial Statements may not be indicative of future financial condition or operating results. The Financial Statements include the assets, liabilities, revenues, expenses and cash flows of our business, including non-controlling interests therein, which reflect the ownership interests of other parties. We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are office, including our office development projects, retail, multi-family and industrial and opportunistic investments.

Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All operating and other statistical information is presented as if we own 100% of each property in our portfolio, unless otherwise specified, regardless of whether we own all of the interests in each property, but unless otherwise specified excludes interests held through Brookfield-sponsored opportunity and finance funds and Brookfield’s interest in Canary Wharf. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars, Australian Dollars, British Pounds, Euros, and Brazilian Reais are identified as “C$”, “A$”, “£”, “€” and “R$”, respectively.

Performance Measures

To measure our performance, we focus on: property net operating income, or NOI, funds from operations, or FFO, total return, or Total Return, and occupancy levels. NOI, FFO, and Total Return do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.
•	FFO: means income, including equity accounted income, before realized gains (losses), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.
•	Total Return: means income before income tax expense (benefit), and related non-controlling interests.

NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of our office segment by evaluating NOI from “Existing properties”, or “same store” basis, and NOI from “Additions, dispositions and other.” NOI from existing properties compares the performance of the property portfolio by excluding the effect of current and prior period dispositions and acquisitions, including developments and “one-time items”, which for the historical periods presented consists primarily of lease termination income. NOI presented within “Additions, dispositions and other” includes the results of current and prior period acquired, developed and sold properties, as well as the one-time items excluded from the “Existing properties” portion of NOI. We do not evaluate the performance of the operating results of the retail segment on a similar basis as the majority of our investments in the retail segment are accounted for under the equity method and, as a result, are not included in NOI. Similarly, we do not evaluate the operating results of our other segments on a same store basis based on the nature of the investments.

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We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investments Trusts, or NAREIT, definition of funds from operations, including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts, or REITs. These additional adjustments result in an FFO measure that is similar to that which would result if the company was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses), depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income attributable to parent company rather than cash flow from operating activities as we believe net income is the most comparable measure.

We use Total Return as key indicator as we believe that our performance is best assessed by considering FFO plus the increase or decrease in the value of our assets over a period of time, because that is the basis on which we make investment decisions and operate our business.

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a reconciliation of net income attributable to parent company to NOI, FFO and Total Return on page 16 in this MD&A.

Overview of our Business

Our business entails owning, operating and investing in commercial property both directly and through operating entities. We focus on well-located, high quality assets that generate or have the potential to generate long-term, predictable and sustainable cash flows, require relatively minimal capital to maintain and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As at March 31, 2013, our principal business segments consist of the following:

Office

•	We own interests in and operate one of the highest quality commercial office portfolios in the world consisting of 122 properties containing approximately 84 million square feet of commercial office space. The properties are located in major financial, energy and government cities in North America, Europe and Australia. Our strategy is to own and manage a combination of core assets consisting of prominent, well-located properties in high growth, supply-constrained markets that have high barriers to entry and attractive tenant base, and to pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships. Of the total properties in our office portfolio, 109 properties containing approximately 74 million square feet are consolidated under IFRS and the remaining are equity accounted under IFRS.

•	We also develop office properties on a selective basis throughout North America, Australia and Europe in close proximity to our existing properties. Our office development assets consist of interests in 19 high-quality, centrally located sites totaling approximately 18 million square feet.

•	Our U.S., Canadian and most of the economic interests in our Australian properties are held through our approximate 51% voting interest in Brookfield Office Properties Inc., or Brookfield Office Properties. In addition, Brookfield Office Properties owns a significant portion of our European office portfolio following the acquisition of office assets in London from Hammerson plc in 2012. Brookfield Office Properties in turn operates a number of private and listed entities through which public and institutional investors participate in our portfolios. This gives rise to non-controlling interests in the equity in net assets attributable to parent company, FFO and Total Return of our office property portfolio. The remainder of our European operations consists primarily of our approximate 22% interest in Canary Wharf and ownership of 20 Canada Square in London.

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Retail

•	Our retail portfolio consists of interests in 171 well-located high quality retail centers in target markets in the United States, Brazil and Australia encompassing approximately 156 million square feet of retail space. Similar to our office strategy, we look to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships and pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate. Of the total properties in our retail portfolio, 156 properties containing approximately 150 million square feet are equity accounted under IFRS and the remaining are consolidated under IFRS.

•	A substantial portion of our retail properties are held through our approximate 21% interest in General Growth Properties Inc., or GGP, which we acquired during 2010 and in January 2011.

•	During the first quarter of 2012, GGP completed the spin-off of Rouse Properties, Inc., or Rouse, to its shareholders, including us. Rouse subsequently completed an equity rights offering. Following the spin-off and our participation in the rights offering, we own an approximately 36% interest in Rouse.

•	On April 12, 2013 Brookfield and our company acquired approximately $157 million worth of membership interests in the ownership consortium that holds underlying common shares and warrants of GGP and common shares of Rouse, increasing our ownership interest to approximately 22% (approximately 24% assuming the exercise of all warrants) in GGP and approximately 37% in Rouse.

Multi-Family and Industrial

•	Our multi-family and industrial investments are part of an expanding platform. At March 31, 2013, we had interests in approximately 19,800 multi-family units and approximately 29 million square feet of industrial space in North America held through Brookfield’s private funds.

•	In December 2012, Brookfield completed the acquisition of Verde Realty Operating Partnership, L.P., or Verde, a privately-owned REIT that acquires, develops, owns and manages industrial distribution facilities in the United States and Mexico.

•	In addition, we acquired a portfolio of 19 apartment communities with approximately 5,000 units located in North Carolina, South Carolina and Virginia. The acquisition was completed in two stages, with the first tranche, consisting of ten communities with approximately 2,500 units closing prior to December 31, 2012 and the second stage closed in January 2013 for the remaining properties. Fairfield Residential Company LLC, or Fairfield, will manage the assets in the portfolio. We are seeking to leverage the deep sourcing and operating capabilities of Fairfield for our future investments in multi-family properties. Fairfield, which is 65% owned by Brookfield, is one of the largest vertically-integrated multi-family real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property management services.

•	We have a joint venture with an industrial joint venture partner for the acquisition of industrial properties in the United States, which we believe will provide us with access to investment opportunities and enable us to leverage our industrial joint venture partner’s operating capabilities. Our partner has a fully-integrated, national platform and owns or manages 30 million square feet of industrial warehouse property and controls one of the largest industrial land banks in the United States.

Opportunistic Investments

•	We have interests in Brookfield-sponsored real estate opportunity and finance funds that include investments in distressed and under-performing real estate assets and businesses and commercial real estate mortgages and mezzanine loans. Through these funds we had interests at March 31, 2013 in approximately 12 million square feet of office space, mezzanine loans and other real estate assets located in North America, Europe, Australia and Brazil.

•	The Brookfield sponsored real estate finance funds in which we have interests, invest in real estate finance transactions in risk positions senior to traditional equity and subordinate to traditional first mortgages or investment grade corporate debt. These funds in which we have interests, are focused on assets where we can make improvements or reposition the property to increase the amount and stability of cash flows with a view to monetizing our investments once such changes are realized over a medium-term time horizon. The opportunity funds also have investments and specialty finance offerings, such as commercial real estate, real estate loans, and real estate-related securities, such as commercial and residential mortgage-backed securities.

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Recent Initiatives

•	Our operating teams completed a number of important initiatives to increase the values and cash flows in our office segment.

Since the beginning of 2012, we acquired interests in office properties in Seattle, Washington D.C. and London, and sold properties in Minneapolis, Houston, Calgary, Brisbane, Melbourne and Auckland.

We leased 1.3 million square feet of space during the quarter at an average net rent of $33.29 per square foot, representing a 16% increase over expiring rents in the period. The portfolio occupancy rate finished the quarter at 92.3%.

We signed a second lease the Bay Adelaide Centre East development, bringing the pre-leasing level to 60%. The law firm of Borden Ladner Gervais LLP will occupy 165,000 square feet at the new Toronto tower, joining anchor tenant Deloitte.

In June 2012, we agreed to acquire a portfolio of office buildings and development sites in the City of London for approximately $871 million. The portfolio includes four operating assets totaling 884,000 square feet and two development sites which can accommodate approximately 1.4 million square feet of density. We closed on the first tranche of assets, which included 99 Bishopsgate and a group of smaller assets, on September 28, 2012. The remaining assets, including 125 Old Broad Street and Leadenhall Court, are expected to close in June 2013.

•	We are working on a number of attractive growth opportunities, including potential acquisitions and the expansion of our existing operations.

In the first quarter of 2013, we acquired a Los Angeles based office campus consisting of 9 buildings for approximately $90 million.

In the fourth quarter of 2012, we closed on the Verde transaction, as noted above. This transaction, along with our prior year joint venture with an industrial joint venture partner, will serve as the platform for future growth within our industrial segment.

In addition, we also closed on the acquisition of a mixed use portfolio in Australia, including a prime office development site in Sydney in September 2012. The assets acquired in this acquisition are included in our opportunistic investments segment.

We have advanced work on 6 million square feet of office development projects including the 5 million square foot Manhattan West project in New York City and the 1 million square foot Bay Adelaide Centre East development in Toronto.

5

Financial Performance and Analysis as at March 31, 2013 and December 31, 2012 and the three months ended March 31, 2013 and 2012

Consolidated Results of Operations

The following tables set forth the results for our business for each of the three months ended March 31, 2013, and 2012 and as at March 31, 2013 and December 31, 2012. Further details on our operations and financial position are contained within the review of our business segments below.

(Unaudited) (US$ Millions) Three months ended Mar. 31,	2013	2012
Commercial property revenue	$751	$671
Hospitality revenue	329	51
Investment and other revenue	56	53
Total revenue	1,136	775
Direct commercial property expense	307	271
Direct hospitality expense	274	46
Investment and other expense	19	10
Interest expense	268	246
Administration expense	38	35
Total expenses	906	608
Fair value gains, net	247	340
Share of net earnings from equity accounted investments	232	442
Income before income taxes	709	949
Income tax expense	104	239
Net income	$605	$710
Net income attributable to
Parent company	$351	$383
Non-controlling interests	254	327
	$605	$710

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Investment properties	$32,336	$31,859
Equity accounted investments	8,169	8,110
Total assets	48,540	48,020
Property debt	20,528	19,724
Total equity	24,359	24,245
Equity in net assets attributable to parent company	13,357	13,375

Consolidated Performance and Analysis

Commercial property revenue increased $80 million for the three months ended March 31, 2013 compared to same period in the prior year. This increase was due to an increase in commercial property revenue in our multi-family and industrial segment of $48 million which was primarily attributable to the acquisition of industrial and multi-family portfolios in December 2012. In addition, commercial property revenue in our office segment increased by $31 million which was primarily attributable to acquisitions of office properties in 2012 and the practical completion of Brookfield Place Perth in May 2012.

Hospitality revenue increased $278 million for the three months ended March 31, 2013 compared to same period in the prior year as a result of the acquisition of Paradise Island Holdings Limited, or Atlantis, in the Bahamas in April 2012, and the acquisition of a mixed use portfolio in Australia containing several hospitality properties in our opportunistic investments segment.

Investment and other revenue increased $3 million for the three months ended March 31, 2013 compared to same period in the prior year. This increase was primarily a result of interest income earned from new loan investments in our real estate finance funds.

Direct commercial property expense increased $36 million for the three months ended March 31, 2013 compared to the same period in the prior year. This increase was due to an increase in commercial property expense in our multi-family and industrial segment of $24 million which was primarily attributable to the acquisition of industrial and multi-family portfolios in December 2012. In addition, commercial property expense in our office segment increased by $11 million which was primarily attributable to acquisitions of office properties in 2012 and the practical completion of Brookfield Place Perth in May 2012.

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Direct hospitality expense increased $228 million for the three months ended March 31, 2013 compared to the same period in the prior year as a result of the acquisition of the Atlantis in April 2012, and the acquisition of a mixed use portfolio in Australia containing several hospitality properties in our opportunistic investments segment.

Investment and other expense increased $9 million for the three months ended March 31, 2013 compared to the same period in the prior year primarily as a result of fees related to a new real estate opportunity fund.

Interest expense increased $22 million for the three months ended March 31, 2013 compared to the same period in the prior year. This increase was due to an increase of interest expense in our opportunistic investments segment of $23 million which was primarily attributable to the acquisition of the Atlantis in April 2012 and the Australian mixed use portfolio in September 2012. The increase in interest expense is also attributable to the acquisition of industrial and multi-family portfolios in December 2012 which resulted in an increase of $9 million in our multi-family and industrial segment. In addition, interest expense in our office segment increased by $6 million which was primarily attributable to acquisitions of office properties in 2012 and the practical completion of Brookfield Place Perth in May 2012. These increases were partially offset by a decrease in interest expense in our retail segment as a result debt restructuring in our Brazil retail fund due to a lower outstanding debt balance and lower interest rates.

Administration expense increased $3 million for the three months ended March 31, 2013 compared to the same period in the prior year primarily as a result of amortization of intangibles related to the acquisition of the Atlantis in April 2012.

We recorded $247 million of fair value gains for the three months ended March 31, 2013 which was a decrease of $93 million compared to the same period in the prior year. This was primarily driven by our office segment which recorded $205 million of fair value gains related to improved cash flows from leasing changes, timing and other assumptions. We also recorded $42 million of fair value gains in our opportunistic and multi-family and industrial segments primarily relating to gains on the sale of our 3% interest in Howard Hughes Corporation, or HHC.

Our share of net earnings from equity accounted investments was $232 million for the three months ended March 31, 2013 which was a decrease of $210 million compared to the same period in the prior year. Our retail segment recorded $177 million of net earnings from equity accounted investments, which was primarily driven by operating income and fair valuation gains from our interest in GGP. Our office segment recorded $30 million of net earnings from equity accounted investments during the period which was primarily attributable to operating income from our equity accounted investments in the U.S. and Australia. We also recorded $25 million of net earnings from equity accounted investments in our multi-family and industrial and opportunistic investments segments, which was primarily driven by fair value gains in these segments.

Income tax expense decreased $135 million for the three months ended March 31, 2013 compared to the same period in the prior year. The decrease was primarily driven by lower income before tax,, and a decrease in deferred tax expense recorded related to decreased fair value gains in the current quarter.

Net income attributable to non-controlling interests decreased $73 million for the three months ended March 31, 2013 compared to the same period in the prior year as a result of higher fair value gains in the prior year.

Equity in net assets attributable to parent company decreased by $18 million during the three months ended March 31, 2013 primarily due to the currency depreciation in Europe and Canada, offset by net income attributable to parent company as detailed above.

Segment Performance and Analysis

Office

The following table presents the equity in net assets attributable to parent company of our office portfolio by region as at March 31, 2013 and December 31, 2012:

(US$ Millions)	United States		Canada		Australia		Europe		Total
	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012
Office properties	$13,823	$13,772	$5,017	$5,132	$4,677	$4,592	$936	$990	$24,453	$24,486
Equity accounted investments	1,479	1,485	14	17	848	903	1	-	2,342	2,405
Accounts receivable and other	606	721	229	113	337	321	1,054	1,073	2,226	2,228
	15,908	15,978	5,260	5,262	5,862	5,816	1,991	2,063	29,021	29,119

Property-specific borrowings	6,741	7,015	2,092	1,958	2,468	2,453	633	676	11,934	12,102
Accounts payable and other	1,058	1,062	540	568	301	307	65	68	1,964	2,005
Non-controlling interests	610	590	502	512	126	123	2	2	1,240	1,227
	$7,499	$7,311	$2,126	$2,224	$2,967	$2,933	$1,291	$1,317	$13,883	$13,785
Unallocated
Unsecured facilities									$630	$418
Capital securities									650	866
Non-controlling interests									6,159	6,078
Equity in net assets attributable to parent company(1)									$6,444	$6,423

(1)Does not include office developments which are described in the table below on a geographic basis.

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Equity in net assets attributable to parent company increased by $21 million to $6.4 billion as at March 31, 2013 compared to December 31, 2012, excluding office development activities. This increase primarily reflects a reduction in property-specific borrowings as a result of asset sales and refinancing activities, as well as gains in the fair values of properties primarily in North America that reflect improved cash flows from leasing changes, timing and other assumptions. The increase was partially offset by the impact of foreign currency translation in our Canadian and European office portfolios. Unallocated non-controlling interests relate primarily to the interests of other shareholders in Brookfield Office Properties, whereas the non-controlling interests in each region relate to funds and joint ventures in those regions.

Equity accounted investments as at March 31, 2013 primarily include: in the United States, 245 Park Avenue ($0.6 billion) and Grace Building ($0.6 billion); and in Australia, Darling Park ($0.4 billion), E&Y Centre ($0.3 billion), and Bourke Place ($0.2 billion). Our interest in Canary Wharf ($0.9 billion) is classified as a financial asset and is included in accounts receivable and other in the table above.

The following table presents the equity in net assets attributable to parent company of our office development activities by region:

(US$ Millions)	Mar. 31, 2013				Dec. 31, 2012
	Consoli- dated assets	Consoli- dated liabilities	Non- Controlling interests	Equity in net assets attributable to parent company	Consoli- dated assets	Consoli- dated liabilities	Non- Controlling interests	Equity in net assets attributable to parent company
Australia	$231	$72	$16	$143	$256	$73	$16	$167
North America
Manhattan West, New York(1)	477	234	122	121	465	227	119	119
Other	356	54	153	149	341	55	144	142
Europe	311	62	138	111	318	69	138	111
	$1,375	$422	$429	$524	$1,380	$424	$417	$539

(1)            At March 31, 2013 consolidated liabilities include $122 million of non-recourse fixed rate debt, bearing interest at 5.9% and maturing in 2018, and $112 million of non-recourse floating rate debt bearing interest at 2.7% and maturing in 2016.

As at March 31, 2013, we held interests in centrally located office development sites with a total development pipeline of approximately 18 million square feet in the United States, Canada, Australia, and Europe. We classify our office development sites into three categories: (i) active development (ii) active planning and (iii) held for development. The 980,000 square foot Bay Adelaide Centre East in Toronto and the 5 million square foot Manhattan West in New York were the only active developments in our office segment as of March 31, 2013. As of March 31, 2013, these two sites had incurred a cost of $469 million and had a total planned development cost of $825 per square foot with a weighted average planned construction period of 99 months.

Of the remaining 12 million square feet in our office development pipeline as at March 31, 2013, 3.0 million square feet were in the active planning stage comprising of four development projects. Included in the active planning stage were the development rights to 100 Bishopsgate, a well-positioned development site in London, U.K., and we have prepared the site for construction. As at March 31, 2013, those four developments had incurred a cost of $365 million and had a total planned development cost of $836 per square foot with a weighted average planned construction period of 45 months.

The remaining 9 million square feet of our office development pipeline as of March 31, 2013 were being held for development and were not in the active planning stage. With all our development sites, we proceed with developing the sites when our risk adjusted return hurdles and preleasing targets are met.

As at March 31, 2013, we had a level of indebtedness of approximately 50% of our consolidated office properties.

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We attempt to match the maturity of our office property debt with the average lease term of our properties. At March 31, 2013, the average term to maturity of our property debt was 4 years, compared to our average lease term of 7 years. The details of our property debt for our consolidated office properties at March 31, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Unsecured Facilities
Brookfield Canada Office Properties revolving facility	2.3%	$289
Brookfield Office Properties senior notes	4.2%	341

Secured Property Debt
Fixed rate	5.4%	7,396
Variable rate	4.6%	4,898
		$12,924

Current		$1,452
Non-current		11,472
		$12,924

As at March 31, 2013 we had $892 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $289 million (December 31, 2012 – $68 million). As at March 31, 2013, we also had nil (December 31, 2012 – $30 million) of indebtedness outstanding to Brookfield.

Capital securities includes certain Class AAA preferred shares issued by Brookfield Office Properties which are presented as liabilities on the basis that they may be settled, at the issuer’s option, in cash or the equivalent value of a variable number of Brookfield Office Properties’ common shares. On January 31, 2013, Brookfield Office Properties redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

Brookfield Office Properties had the following capital securities outstanding as at the dates indicated:

	Shares	Cumulative
(US$ Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2013		Dec. 31, 2012
Class AAA Series F	8,000,000	6.00%	$	―	$202
Class AAA Series G	4,400,000	5.25%		110	110
Class AAA Series H	8,000,000	5.75%		197	202
Class AAA Series J	8,000,000	5.00%		197	202
Class AAA Series K	6,000,000	5.20%		146	150
Total capital securities				$650	$866

Operating results – Office

The following table presents the NOI, FFO and Total Return of our office properties by region for the three months ended March 31, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Three months ended Mar. 31,	2013	2012	2013	2012	2013	2012
United States	$201	$192	$148	$119	$186	$197
Canada	73	66	48	40	51	90
Australia	81	76	50	53	52	64
Europe	9	8	2	10	65	15
Unallocated	-	-	(149)	(126)	(149)	(126)
	$364	$342	$99	$96	$205	$240
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI, FFO and Total Return.

The increase in NOI for the three months ended March 31, 2013, when compared to the same period in the prior year, was driven by the increase in commercial property revenue partially offset by an increase in direct commercial property expenses. This was primarily attributable to acquisitions in Seattle, Washington, D.C., and London. These increases were partially offset by the sale of properties in Minneapolis, Calgary, Brisbane, Melbourne and Auckland. This resulted in commercial property revenue increasing by $31 million and direct commercial property expense increasing by $11 million.

9

NOI generated by existing office properties for the three months ended March 31, 2013 (i.e., those held throughout both the current and prior period) is presented in the following table on a constant exchange rate basis, using the average exchange rate for the three months ended March 31, 2013 for the same period in 2012. This table illustrates the stability of these cash flows that arises from the high occupancy levels and long-term lease profile.

(US$ Millions) Three months ended Mar. 31,	2013	2012
United States	$191	$188
Canada	68	65
Australia	61	60
Europe	8	8
NOI relating to existing properties using normalized foreign exchange ("FX") (1)	328	321
Currency variance	-	1
NOI relating to existing properties	$328	$322
NOI relating to acquisitions, dispositions and other	36	20
Total NOI	$364	$342
Average rent per square foot	$31.95	$28.73

(1) Using the three months ended March 31, 2013 average FX rates.

NOI relating to existing properties for the three months ended March 31, 2013 compared with the prior year increased by 6% to $364 million and increased by 2% when excluding currency appreciation. This increase was primarily the result of higher same property average in-place net rents partially offset by slightly lower occupancy which was primarily due to a large expiry in Denver during the third quarter of 2012.

FFO for the three months ended March 31, 2013 increased by $3 million when compared to the prior year period. This was a result of items recorded in investment and other income which include a gain from the redemption of zero-coupon bonds on 225 Liberty Street (formerly Two World Financial Center) in New York which was partially offset by higher interest expense due to the practical completion of Brookfield Place Perth development in May 2012, and a dividend from Canary Wharf Group plc, or Canary Wharf, that was received in the prior year period.

Total Return for the three months ended March 31, 2013 decreased by $35 million to $205 million from $240 million in the prior year period. The decrease is primarily a result of higher fair value gains in the United States and Canada in the prior year period, partially offset by higher valuations gains in Europe and Australia in the current year, as a result of decreases in discount and terminal capitalization rates.

The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows. A 100-basis point change in the discount rate and terminal capitalization rate would result in a change in our March 31, 2013 equity in net assets attributable to parent company of $1.8 billion. Discount and capitalization rates have declined meaningfully in most of our principal regions since 2011, giving rise to valuation gains.

	United States			Canada			Australia			Europe			Europe(1)
	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Discount rate	7.4%	7.3%	7.5%	6.4%	6.4%	6.7%	8.8%	8.9%	9.1%	7.0%	7.2%	n/a	6.0%	6.1%	6.1%
Terminal cap rate	6.3%	6.3%	6.3%	5.6%	5.6%	6.2%	7.2%	7.2%	7.5%	5.8%	5.8%	n/a	n/a	n/a	n/a
Investment horizon (years)	11	11	12	11	11	11	10	10	10	10	10	n/a	n/a	n/a	n/a

(1) Certain properties in Europe use the direct capitalization method for valuation. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The results of operations are primarily driven by occupancy and rental rates of the office properties and stability of earnings is driven by the average lease term. The following tables present key metrics relating to in-place leases of our office property portfolio:

	Mar. 31, 2013					Dec. 31, 2012
	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent
United States	89.3%	89.3%	7.1	$27.60	$32.99	89.0%	88.9%	7.0	$26.80	$32.50
Canada	96.6%	96.6%	8.3	26.43	32.18	96.9%	96.9%	8.2	26.13	31.18
Australia	97.8%	97.8%	6.1	54.96	58.78	97.7%	97.7%	6.4	53.94	54.24
Europe(1)	85.4%	85.4%	10.0	64.12	64.20	85.3%	85.3%	10.7	64.72	62.68
Average	92.3%	92.3%	7.3	$32.04	$37.21	92.1%	92.1%	7.3	$31.28	$35.71

(1)          Does not include office assets held through our approximate 22% interest in Canary Wharf.

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The worldwide portfolio occupancy rate in our office properties at March, 31, 2013 was 92.3%, which represents an increase of 20 basis points compared to the rate at December 31, 2012. For the three months ended March 31, 2013, we leased approximately 1.3 million square feet, at average net rents approximately 16% higher than expiring net rents.

We use in-place net rents for our office segment, as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash generated from leases in a given period.

•	In North America, at March 31, 2013, average in-place net rents across our portfolio increased 3.0% and 1.1% in the United States and Canada, respectively, compared to December 31, 2012. Net rents across our U.S. office portfolio were at a discount of approximately 16.3% to the average market rent of $32.99 per square foot. In Canada, the net rents were at a discount of approximately 17.9% to the average market rent of $32.18 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

•	In Australia, at March 31, 2013, average in-place net rent in our portfolio was $54.96 per square foot, which represented a 6.5% discount to market rents and an approximately 1.9% increase compared to average in-place net rent at December 31, 2012. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

The following table presents our leasing activity from December 31, 2012 to March 31, 2013:

	Dec. 31, 2012								Mar. 31, 2013
						Year One	Average	Acq.
	Leasable		Total	Expiring		Leasing	Leasing	(Disp.)	Leasable
	Area(1)	Leased(1)	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Additions	Area	Leased
(US $)	(000's Sq.Ft.)	(000's Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)
United States (2)	41,785	37,251	(619)	$27.11	721	$29.34	$33.10	(984)	40,733	36,369
Canada	16,714	16,187	(571)	29.04	531	31.87	33.52	-	16,714	16,147
Australia	10,134	9,916	(65)	40.12	56	34.21	35.86	-	10,134	9,907
Europe (3)	916	774	-	30.09	9	18.43	18.43	-	916	783
Total	69,549	64,128	(1,255)	$28.66	1,317	$30.49	$33.29	(984)	68,497	63,206

(1) Has been restated to reflect the impact of remeasurements which are done annually in the first quarter.

(2) Includes unconsolidated joint ventures.

(3) Does not include office assets held through our approximate 22% interest in Canary Wharf.

Additionally, for the three months ended March 31, 2013, tenant improvements and leasing costs related to leasing activity that occurred averaged $43.21 per square foot, compared to $39.86 for the same period in the prior year.

The following table presents the lease expiry profile of our office properties with the associated expiring average in-place net rents by region at March 31, 2013:

			Expiring Leases
	Net		2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)	Rental Area	Currently Available	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent
United States	40,733	4,364	4,270	$34	2,808	$25	2,871	$23	2,024	$26	2,193	$26	2,710	$30	19,493	$36
Canada	16,714	567	1,419	22	377	32	1,302	24	1,678	25	647	29	728	31	9,996	30
Australia	10,134	227	384	47	770	54	1,133	54	1,023	65	990	52	891	62	4,716	78
Europe(1)	916	133	4	22	-	-	20	11	84	83	-	-	88	58	587	65
Total	68,497	5,291	6,077	$32	3,955	$31	5,326	$30	4,809	$35	3,830	$33	4,417	$37	34,792	$40
Percentage of Total	100.0%	7.7%	8.9%		5.8%		7.8%		7.0%		5.6%		6.4%		50.8%

(1) Does not include office assets held through our approximate 22% interest in Canary Wharf.

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Retail

The following table presents equity in net assets attributable to parent company of our retail properties by region as at March 31, 2013 and December 31, 2012:

(US$ Millions)	United States		Australia		Brazil		Total
	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012
Retail properties	$-	$-	$319	$318	$2,001	$1,959	$2,320	$2,277
Equity accounted investments	5,372	5,219	-	-	-	-	5,372	5,219
Accounts receivable and other	531	538	35	37	324	328	890	903
	5,903	5,757	354	355	2,325	2,287	8,582	8,399

Property-specific borrowings	-	-	137	137	744	735	881	872
Accounts payable and other	344	305	-	-	137	136	481	441
Non-controlling interests	434	423	23	22	1,067	1,047	1,524	1,492
Equity in net assets attributable to parent company	$5,125	$5,029	$194	$196	$377	$369	$5,696	$5,594

Equity in net assets attributable to parent company in our retail portfolio increased by $102 million to $5.7 billion at March 31, 2013 from December 31, 2012, reflecting $91 million of net fair value gains in equity accounted investments. These earnings reflect positive trends within our United States retail business and a decrease in our capitalization rates.

The details of property debt for our consolidated retail properties at March 31, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Secured Property Debt
Variable rate	9.6%	$881
		$881

Current		$12
Non-current		869
		$881

The details of retail property debt related to our equity accounted investment in GGP at March 31, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance(1)
Unsecured Facilities
Junior subordinated notes	1.8%	$206

Secured Property Debt
Fixed rate	4.8%	17,847
Variable rate	3.3%	1,142
		$19,195

Current		$608
Non-current		18,587
		$19,195

(1)            Represents GGP’s consolidated and proportionate share of unconsolidated U.S. property debt.

Operating results – Retail

The following table presents the NOI, FFO, and Total Return of our retail properties by region for the three months ended March 31, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Three months ended Mar. 31,	2013	2012	2013	2012	2013	2012
United States	$-	$-	$66	$49	$157	$313
Australia	6	5	3	2	3	1
Brazil	22	24	2	(1)	3	6
	$28	$29	$71	$50	$163	$320

(1)      See “— Performance Measures” above in this MD&A for an explanation of components of NOI, FFO and Total Return.

NOI, which represents the net amount of commercial property revenue and direct commercial property expense for the three months ended March 31, 2013 compared with the same period in the prior year decreased by $1 million which was primarily a result of asset sales in Brazil in the first quarter of 2012.

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FFO for the for the three months ended March 31, 2013 compared with the same period in the prior year increased by $21 million which was primarily due to an increase of $17 million in share of equity accounted income excluding fair value gains relating our investment in GGP and Rouse. The remaining increase relates to our Brazilian operations, which benefited from lower interest expense due to the restructure of the debt facility.

Total Return for the three months ended March 31, 2013 compared with the same period in the prior year decreased by $157 million to $163 million from $320 million in the prior year period. The decrease is a result of lower valuation gains in 2013 when compared to 2012, which is primarily a result of a smaller compression of implied capitalization rates in the United States. This was partially offset by the increase in FFO as mentioned above.

The key valuation metrics of our retail properties, including those within our equity accounted investments, are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows. Discount and capitalization rates have declined meaningfully in the United States and Brazil since 2011, giving rise to appraisal gains.

	United States(1)			Australia			Brazil
	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Discount rate	5.5%	5.7%	6.0%	9.9%	9.9%	9.8%	8.5%	8.5%	9.6%
Terminal cap rate	n/a	n/a	n/a	9.2%	9.2%	8.9%	7.2%	7.2%	7.3%
Investment horizon (years)	n/a	n/a	n/a	10	10	10	10	10	10

(1) The valuation method used by United States is the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents key metrics relating to in-place leases of our retail property portfolio:

	Mar. 31, 2013				Dec. 31, 2012
	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent
United States (1)	94.5%	6.0	$53.47	$55.62	95.0%	5.8	$52.06	$58.01
Brazil	94.5%	7.0	51.25	50.09	94.7%	7.1	51.08	52.75
Australia	98.6%	6.3	9.82	41.78	98.7%	6.7	10.39	10.65
Average	94.6%	6.1	$51.73	$54.88	95.1%	5.9	$50.43	$56.09

(1) Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

Our retail portfolio occupancy rate at March 31, 2013 was 94.6%. The decline from December 31, 2012 is primarily the result of seasonality in the retail industry. Average leasing net rent on leases signed during the three months ended March 31, 2013 in our U.S. portfolio was $55.46 per square foot, up 2.7% or $1.48 per square foot as compared to the expiring rent on comparable leases.

We use in-place rents for our retail segment as a measure of leasing performance, which is calculated on a cash basis and consists of base minimum rent, plus reimbursements of common area costs, and real estate taxes.

The following table presents leasing activity from December 31, 2012 to March 31, 2013:

	Dec. 31, 2012(1)								Mar. 31, 2013
						Year One	Average	Acq.
	Leasable		Total	Expiring		Leasing	Leasing	(Disp.)	Leasable
	Area(1)	Leased(1)	Expiries	Rent	Leasing	Rent	Rent	Additions	Area	Leased
(US $)	(000's Sq.Ft.)	(000's Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)
United States	64,800	61,659	(5,708)	$53.98	5,618	$51.07	$55.46	(360)	64,440	61,083
Brazil	2,802	2,653	(226)	42.22	277	35.89	37.35	58	2,861	2,704
Australia	2,537	2,503	(5)	37.81	3	42.85	46.63	-	2,537	2,501
Total	70,139	66,815	(5,939)	$53.52	5,898	$50.35	$54.60	(302)	69,838	66,288

(1) Has been restated to reflect the impact of remeasurements which are done annually in the first quarter.

In addition, we incurred tenant allowances for our retail operating properties of $40 million for the three months ended March 31, 2013 and $26 million during the same period in 2012.

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The following table presents the lease expiry profile of our retail properties with the associated expiring average in-place rents by region at March 31, 2013:

			Expiring Leases
	Net Rental Area	Currently Available	2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)			(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent
United States (1)	60,582	3,357	3,218	$ 58	6,971	$ 51	6,171	$ 58	6,020	$ 63	6,109	$ 60	5,679	$ 67	23,057	$ 59
Brazil	2,861	157	633	41	298	98	443	70	285	69	290	58	55	58	700	17
Australia	2,537	36	34	25	25	35	113	25	727	11	348	18	7	18	1,247	9
Total	65,980	3,550	3,885	$ 55	7,294	$ 53	6,727	$ 58	7,032	$ 58	6,747	$ 58	5,741	$ 67	25,004	$ 55
Percentage of Total	100.0%	5.4%	5.9%		11.1%		10.2%		10.7%		10.2%		8.7%		37.8%
(1) Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

Multi-Family and Industrial

The following table presents equity in net assets attributable to parent company of our multi-family and industrial segment:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Investment properties	$ 2,875	$ 2,477
Equity accounted investments	217	278
Accounts receivable and other	183	164
	3,275	2,919
Property-specific borrowings	2,302	1,864
Accounts payable and other liabilities	59	190
Non-controlling interests	697	644
Equity in net assets attributable to parent company	$ 217	$ 221

Equity in net assets attributable to parent company in our multi-family and industrial portfolio decreased by $4 million to $217 million at March 31, 2013 from December 31, 2012. This was a result of a distribution from refinancings on industrial properties which was offset by the acquisition of multi-family assets in the period.

Operating Results – Multi-Family and Industrial

The following table presents the NOI, FFO and Total Return of our multi-family and industrial segment for the three months ended March 31, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Three months ended Mar. 31,	2013	2012	2013	2012	2013	2012
	$ 35	$ 11	$ 4	$ 1	$ 17	$ (5)
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI, FFO and Total Return.

NOI, which represents the net amount of commercial property revenue and direct commercial property expense, increased by $24 million for the three months ended March 31, 2013 when compared to the prior year period. This was primarily the result of the acquisition of industrial and multi-family portfolios in the fourth quarter of 2012.

FFO for the for the three months ended March 31, 2013 compared with the same period in the prior year increased by $3 million which was primarily due to the acquisition of an industrial and multi-family portfolios in the fourth quarter of 2012.

Total Return for the three months ended March 31, 2013 compared with the same period in the prior year increased by $22 million which was primarily a result of fair value gains in a multi-family portfolio held in our real estate finance funds.

Property debt related to our multi-family and industrial segment totaled $2.3 billion at March 31, 2013 and had a weighted average interest rate of 4.0% and an average term to maturity of 4.6 years.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States			Canada
	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Discount rate	9.2%	8.7%	8.6%	9.0%	9.0%	8.7%
Terminal cap rate	7.6%	8.0%	8.3%	7.3%	7.3%	7.7%
Investment horizon (years)	7	10	10	10	10	10

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Opportunistic Investments

The following table presents equity in net assets attributable to parent company of our opportunistic investments business:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Investment properties	$ 1,336	$ 1,266
Equity accounted investments	215	182
Loans and notes receivable	427	392
Accounts receivable and other	4,309	4,363
	6,287	6,203
Property-specific borrowings	4,419	4,115
Accounts payable and other liabilities	439	478
Non-controlling interests	953	1,012
Equity in net assets attributable to parent company	$ 476	$ 598

Equity in net assets attributable to parent company in our opportunistic investments segment portfolio decreased by $122 million to $476 million at March 31, 2013 from December 31, 2012. This was a primarily a result of the sale of the remaining shares in HHC and distributions from our real estate opportunity and finance funds.

Our investment properties consist primarily of operating assets within the Brookfield sponsored real estate opportunity and finance funds. Accounts receivable and other includes eight hotel operating properties as at March 31, 2013.

 A summary of loans and notes receivable by collateral asset class is as follows:

(US$ Millions)	Interest Rate as at Mar. 31, 2013		Maturity as at Mar. 31, 2013		Mar. 31, 2013		Dec. 31, 2012
	Range	Weighted Average	Range	Weighted Average	Unpaid Principal Balance	Percentage of Portfolio	Unpaid Principal Balance	Percentage of Portfolio
Asset Class
Hotel	2.8% to 13.7%	6.5%	2013 to 2015	2011	$ 141	33%	$ 148	38%
Office	4.1% to 12.8%	9.6%	2013 to 2015	2014	106	25%	173	44%
Retail	12.5% to 14.3%	13.5%	2014 to 2017	2015	73	17%	71	18%
Residential	5.5%	5.5%	2016	2016	107	25%	-	-
Total					$ 427	100%	$ 392	100%

Our loan portfolio is comprised of real estate mortgages and mezzanine loans. As the portfolio is comprised of a discrete number of loans we evaluate the credit quality of each loan and note individually rather than through grouping the portfolio by credit quality indicators. Accordingly, we manage the credit risk associated with the portfolio by continually monitoring and performing a comprehensive review of the collateral properties underlying each individual loan and our security position in respect of that collateral. The review involves, but is not limited to, a detailed analysis of recent operating statements, in addition to rent rolls and other occupancy reports obtained from borrowers or loan reviewers. Further, we typically communicate directly with third party sale, leasing or financing brokers to gather the latest information on local markets or current market trends. Although a portion of our loan investments relates to distressed debt, by reviewing the above information, we are able to make an informed assessment regarding the expected future performance of underlying collateral properties and, therefore, reach a conclusion about our ability to recover our investment through realization of the collateral.

Property debt related to our opportunistic investments segment totaled $4.4 billion at March 31, 2013 and had a weighted average interest rate of 3.5% and an average term to maturity of 2.1 years.

Operating Results – Opportunistic investments

The following table presents the NOI, FFO, and Total Return of our opportunistic investments business for the three months ended March 31, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Three months ended Mar. 31,	2013	2012	2013	2012	2013	2012
	$ 94	$ 27	$ 11	$ 1	$ 34	$ 23
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI, FFO and Total Return.

NOI, which represents the net amount of commercial property revenue and direct commercial property expense, increased by $67 million for the three months ended March 31, 2013 when compared to the prior year period. This was primarily the result of the acquisition of the Atlantis in April 2012 and opportunistic office portfolios that were acquired in our real estate opportunity funds.

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FFO for the for the three months ended March 31, 2013 compared with the same period in the prior year increased by $10 million which was primarily due to the acquisition of the Atlantis in April 2012.

Total Return for the three months ended March 31, 2013 compared with the same period in the prior year increased by $11 million which was primarily due to realized gains on the disposition of our remaining 3% interest in HHC.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States
	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Discount rate	9.0%	8.7%	8.2%
Terminal cap rate	7.5%	8.1%	8.1%
Investment horizon (years)	9	10	10

Consolidated NOI, FFO and Total Return for the Three Months Ended March 31, 2013 and 2012

The following table presents NOI, FFO and Total Return for the three months ended March 31, 2013 and 2012 for the geographies and segments indicated:

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Three months ended Mar. 31,	2013	2012	2013	2012	2013	2012
Office
United States	$ 201	$ 192	$ 148	$ 119	$ 186	$ 197
Canada	73	66	48	40	51	90
Australia	81	76	50	53	52	64
Europe	9	8	2	10	65	15
Unallocated(2)	-	-	(149)	(126)	(149)	(126)
	364	342	99	96	205	240
Retail
United States	-	-	66	49	157	313
Australia	6	5	3	2	3	1
Brazil	22	24	2	(1)	3	6
	28	29	71	50	163	320
Multi-Family and Industrial	35	11	4	1	17	(5)
Opportunistic Investments	94	27	11	1	34	23
	$ 521	$ 409	$ 185	$ 148	$ 419	$ 578
(1) NOI, FFO and Total Return are non-IFRS financial measures. See “— Performance Measures” above in this MD&A and the reconciliations to IFRS measures below.
(2) Balance sheet and statement of income amounts related to unsecured facilities, capital securities and non-controlling interests in Brookfield Office Properties, one of our operating entities.

The following table provides a reconciliation of NOI, FFO and Total Return to net income attributable to parent company for the three months ended March 31, 2013 and 2012:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Commercial property revenue	$ 751	$ 671
Hospitality revenue	329	51
Direct commercial property expense	(307)	(271)
Direct hospitality expense	(274)	(46)
Depreciation and amortization of real estate assets (1)	22	4
NOI	521	409
Investment and other revenue	56	53
Investment and other expense	(19)	(10)
Share of equity accounted income excluding fair value gains	106	89
Interest expense	(268)	(246)
Administration expense	(38)	(35)
Non-controlling interests in funds from operations	(173)	(112)
FFO	185	148
Depreciation and amortization of real estate assets (1)	(22)	(4)
Fair value gains, net	247	340
Share of equity accounted fair value gains	126	353
Non-controlling interests in total return	(117)	(259)
Total Return	419	578
Income tax expense	(104)	(239)
Non-controlling interest in income tax expense	36	44
Net income attributable to parent company	$ 351	$ 383
(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Total Return calculation.

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Income Taxes

The major components of income tax expense include the following:

(US$ Millions) Three months ended Mar. 31	2013	2012
Current income tax	$ 37	$ 56
Deferred income tax	67	183
Income tax expense	$ 104	$ 239

Our effective tax rate is different from Brookfield’s domestic statutory income tax rate due to the differences set out below:

Three months ended Mar. 31	2013	2012
Statutory income tax rate	26%	26%
Change in rate resulting from:
Portion of income not subject to tax	(8)	(14)
International operations subject to different tax rates	(1)	13
Other	(2)	-
Effective income tax rate	15%	25%

Risk Management

The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Australia, Brazil and Europe. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

The strategy of our opportunistic investment segment depends, in part, upon our ability to syndicate or sell participations in senior interests in our investments, either through capital markets collateralized debt obligation transactions or otherwise. If we cannot do so on terms that are favorable to us, we may not make the returns we anticipate.

Credit Risk

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 7.7% of our office segment tenant base and, as at March 31, 2013, no one tenant comprises more than this.

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The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and lease commitments as at March 31, 2013:

	Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000's Sq. Ft.)	Sq. Ft. (%)
	Various Government Agencies	All markets	AA+/AAA	Various	6,459	7.7%
	Bank of America/Merrill Lynch(3)	Toronto/New York/Denver/Los Angeles	A/A-	Various	4,647	5.5%
	CIBC World Markets(4)	Toronto/New York/Calgary	A+	2033	1,430	1.7%
	Suncor Energy	Calgary	BBB+	2028	1,355	1.6%
	Morgan Stanley	New York/Los Angeles/Denver	A-	2030	1,211	1.4%
	Bank of Montreal	Calgary/Toronto	A+	2023	1,149	1.4%
	Royal Bank of Canada	Vancouver/Toronto/Calgary/New York/Los Angeles/Minneapolis	AA-	2025	922	1.1%
	PricewaterhouseCoopers	Sydney/Houston/Calgary/Los Angeles	Not rated	2025	897	1.1%
	JPMorgan Chase	New York/Denver/Houston/Los Angeles	A+	2029	882	1.0%
	Imperial Oil	Calgary	AAA	2016	717	0.9%
	Total				19,669	23.4%

(1)	From Standard & Poor's Rating Services, Moody's Investment Services, Inc. or DBRS Limited.
(2)	Reflects the year of maturity related to lease(s) and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)	Bank of America/Merrill Lynch leases 4.6 million square feet at Brookfield Place in New York, of which they occupy 2.7 million square feet with the balance being subleased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 250 Vesey Street and 0.8 million square feet is in 225 Liberty Street.
(4)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP.

The following list reflects the ten largest tenants in our retail portfolio as at March 31, 2013. The largest tenant in our portfolio accounted for approximately 2.9% of minimum rents, tenant recoveries and other.

Top Ten Largest Tenants	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)
Limited Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	2.9%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.5%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.2%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	1.9%
Forever 21, Inc.	Forever 21	1.9%
Golden Gate Capital	Express, J. Jill, Eddie Bauer	1.7%
American Eagle Outfitters, Inc.	American Eagle, Aerie, Martin + Osa	1.4%
Macy's Inc.	Macy's, Bloomingdale's	1.3%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.2%
Luxottica Retail North America Inc.	Lenscrafters, Sunglass Hut, Pearle Vision	1.2%
Total		18.2%

Our exposure to credit risk in respect of our other investments relates primarily to counterparty obligations regarding loans and notes receivable. We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. We also endeavor to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques.

Environmental Risks

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material noncompliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

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Economic Risk

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2013 may not provide the same level of increases in rental rates on renewal as compared to prior years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years.

Insurance Risk

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

Derivative Financial Instruments

Our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. Our operating entities use the following derivative instruments to manage these risks:

•	foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar and British Pound denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	interest rate caps to hedge interest rate risk on certain variable rate debt; and
•	total return swaps on Brookfield Office Properties’ shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

We have derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

As at March 31, 2013, we had derivatives representing a notional amount of $1,370 million in place to fix rates on forecasted fixed rate financings with maturities between 2023 and 2025 at rates between 2.1% and 4.7%. As at December 31, 2012, we had derivatives representing a notional amount of $1,377 million in place to fix rates on forecasted fixed rate financings with a maturity between 2023 and 2025 at rates between 2.1% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

As at March 31, 2013, we had derivatives with a notional amount of $5,357 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. As at December 31, 2012, we had derivatives with a notional amount of $5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds and Australian Dollars.

The fair value of our outstanding interest rate derivative positions as at March 31, 2013 is a loss of $230 million (December 31, 2012 – loss of $273 million). For the three months ended March 31, 2013, and 2012, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

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Foreign Currency Hedging

We have derivatives designated as net investment hedges of its investments in foreign subsidiaries. As at March 31, 2013, we had hedged a notional amount of £125 million at £0.64/US$ using foreign currency forward contracts maturing June 2013. As at December 31, 2012, we had designated a notional amount of £45 million at £0.62/US$ using foreign currency forward contracts maturing March 2013.

The fair value of our outstanding foreign currency forwards as at March 31, 2013 is a loss of $6 million (December 31, 2012 – nil).

In addition, as of March 31, 2013, we had designated C$1,350 million (December 31, 2012 – C$1,100 million) of Canadian dollar financial liabilities as hedges of its net investment in Canadian operations.

Other Derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

At March 31, 2013, we had a total return swap under which the Company received the return on a notional amount of 1.4 million Brookfield Office Properties common shares in connection with Brookfield Office Properties’ deferred share unit plan. The fair value of the total return swap at March 31, 2013 was a gain of $1 million (December 31, 2012 – gain of $1 million) and no gain or loss in connection with the total return swap was recognized in general and administrative expense in the three months ended March 31, 2013 (2012 – loss of $1 million).

At March 31, 2013, we had foreign exchange contracts outstanding to swap a €83 million notional amount to British Pounds (December 31, 2012 – €83 million). The fair value of these contracts as at March 31, 2013 was $1 million (December 31, 2012 – $2 million) and a loss of $6 million was recognized in investment and other income in connection with these contracts in three months ended March 31, 2013 (2012 – loss of $3 million).

At March 31, 2013, we had interest rate cap contracts outstanding with a notional amount of $4,627 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. As at December 31, 2012, the company had interest rate cap contracts outstanding with a notional amount of $3,564 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. The fair value of these contracts at March 31, 2013 was nil (December 31, 2012– nil).

Related Party Transactions

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value and are recognized in the financial statements. The following table summarizes transactions with related parties:

(US$ Millions) Transactions for the three months ended Mar. 31,	2013	2012
Commercial property revenue(1)	$ 1	$ 2
Interest income	3	13
Administrative expense(2)	12	10
Management fees paid	5	5

(US$ Millions) Balances outstanding as at	Mar. 31, 2013	Dec. 31, 2012
Loans and notes receivable(3)	$ 365	$ 423
Other current receivables	7	1
Capitalized construction profits payable to Brookfield	-	49
Property debt payable	-	30
Other liabilities	1	52
(1) Amounts received from Brookfield and its subsidiaries for the rental of office premises
(2) Amounts paid to Brookfield and its subsidiaries for administrative services
(3) Includes $148 million receivable from Brookfield upon the earlier of the company's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes. Also included is a $200 million loan receivable related to Brookfield's ownership of Brookfield Office Properties’ Class AAA Series E capital securities earning a rate of 108% of bank prime.

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Critical Accounting Policies, Estimates and Judgments

The discussion and analysis of our financial condition and results of operations is based upon the carve-out financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management.

Investment Properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for development or redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Business Combinations

We account for the acquisition of businesses using the acquisition method. We measure the cost of an acquisition at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, “Business Combinations” are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquire are initially measured at fair value or at the non-controlling interests’ proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

To the extent fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income. To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the company’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

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In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

Revaluation Method for Property, Plant and Equipment

The company uses the revaluation method of accounting for certain classes of property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset increases as a result of a revaluation surplus, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income.

Canary Wharf Group plc

We have determined that, notwithstanding our 22% common equity interest, we do not exercise significant influence over Canary Wharf as we are not able to elect board members or otherwise influence the financial and operating decisions.

General Growth Properties, Inc.

We acquired an indirect interest in GGP together with a consortium of institutional investors through a series of parallel investment vehicles. As of March 31, 2013, we held an indirect 21% interest in GGP and were entitled to nominate three of the nine directors to GGP’s board and vote all of our shares for those directors. We accounted for the investment following the equity method of accounting.

We account for our investment in GGP following the equity method of accounting. The carrying value of our investment in GGP consists of our original cost of the investment plus our share of the earnings of GGP, determined in accordance with our accounting policies under IFRS, less distributions received from GGP. This includes our share of GGP’s unrealized fair value gains (losses) in respect of investment property, which is determined in accordance with our accounting policy for valuation of investment properties. Accordingly, the substantial variance between the value of our investment in GGP based on the publicly traded share price and the carrying value of the equity accounted investment is the result of recording our share of the IFRS net earnings of GGP, which includes the cumulative unrealized fair value gains arising from the significant fair value increases in the underlying investment properties.

We consider the guidance in IAS 28, “Investments in Associates and Joint Ventures”, and IAS 39, “Financial Instruments: Recognition and Measurement”, as applicable, to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, we consider whether the variance between the value of the investment as determined using the publicly traded share price and the carrying value is an indicator of impairment.

Our evaluation of whether there were impairment indicators present included consideration of a number of factors as required by IAS 39 including an evaluation of the technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was in significant financial difficulty; considerations relating to the existence of any contractual breaches of GGP and an assessment of trends in funds from operations of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly traded share price and the carrying value determined under IAS 28, we consider additional factors relative to this variance. This includes an analysis of the original blended cost of our investment in GGP compared to the publicly traded share price over the period from acquisition dates through to each reporting date; the trend in the share price of GGP as at each reporting date up to and including current date; and an assessment of the underlying cash flows that are expected to be derived from the properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP.

Based on our evaluation of the above-noted factors, we have concluded that there are no impairment indicators in respect of our investment in GGP.

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Taxation

We measure deferred income taxes associated with our investment properties based on our specific intention with respect to each asset at the end of the reporting period. Where we have a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

We also make judgments with respect to the taxation of gains inherent in our investments in foreign subsidiaries and joint ventures. While we believe that the recovery of our original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

Revenue Recognition

For investment properties, we account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of the improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

With regards to hospitality revenue, we recognize revenue on rooms, food and other revenue as services are provided. We recognize room revenue net of taxes and levies that are assessed by government-related agencies. Advanced deposits are deferred and included in accounts payable and other liabilities until services are provided to the customer. We recognize the difference between gaming wins and losses from casino gaming activities as gaming revenue. We recognize liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons’ possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in accounts payable and other liabilities until such amounts are earned.

Financial Instruments

We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

Use of Estimates

The company makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

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(i)	Investment property

We determine the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Certain operating properties are valued using a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with our policy, we measure our operating properties and development properties using valuations prepared by management. From time to time, we obtain valuations of selected operating properties and development properties prepared by qualified external valuation professionals in connection with financing transactions or for other purposes, and while management considers the results of such valuations they do not form the basis of the company’s reported values.

(ii)	Financial instruments

We determine the fair value of our warrants to acquire common shares of GGP using a Black-Scholes option pricing model wherein we are required to make estimates and assumptions regarding expected future volatility of GGP’s shares and the term of the warrants.

We have certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

We hold other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as fair value through profit or loss or available-for-sale. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cash flows and discounted based on applicable yield curves derived from market interest rates.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

Adoption of Accounting Standards

The company adopted IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), IFRS 11, “Joint Arrangements” (“IFRS 11”) and IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”), effective January 1, 2013.

(i)	As a result of the adoption of IFRS 10, the company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the company controls the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, the company re-assessed the control conclusion for its investees at January 1, 2013. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(ii)	As a result of the adoption of IFRS 11, the company has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the company’s rights to the assets and obligation for the liabilities of the arrangements. When making this assessment, the company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification. The company has re-evaluated its involvement in its joint arrangements. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(iii)	IFRS 12 requires the company to disclose information that helps users to evaluate the nature, risks and financial effects associated with the company’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The adoption of this guidance will be reflected in the company’s consolidated financial statements.

The company adopted IFRS 13, “Fair Value Measurement” (“IFRS 13”), effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, expect in specified circumstances. The adoption of this guidance did not result in any changes to carrying amounts, however additional disclosures have been reflected in the company’s condensed consolidated financial statements.

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The company adopted Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. Amendments to IAS 1 require the company to present the items of other comprehensive income that may be reclassified to profit or loss in the future if certain conditions are met, separately from those that would never be reclassified to profit or loss. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

Future Accounting Policy Changes

We anticipate adopting each of the accounting policy changes below in the first quarter of the year for which the standard is applicable and are currently evaluating the impact of each.

Financial Instruments

IFRS 9, “Financial Instruments”, is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of property debt, capital securities, other secured and unsecured debt and equity. Our objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support our operations and to reduce our weighted average cost of capital, and to improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at March 31, 2013, the recorded values of capital totaled $46 billion (December 31, 2012—$45 billion). Our principal liquidity needs for the next year are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund current development costs not covered under construction loans;
•	fund investing activities which could include discretionary capital expenditures; and
•	fund property acquisitions.

We plan to meet these needs with one or more of the following:

•	cash flows from operations;
•	construction loans;
•	creation of new funds;
•	proceeds from sales of assets;
•	proceeds from sale of non-controlling interests in subsidiaries; and
•	credit facilities and refinancing opportunities.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities, as well as cash flow from operating activities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings. Our operating entities also generate liquidity by accessing capital markets on an opportunistic basis. The following table summarizes the various sources of cash flows of our operating entities which supplement our liquidity.

(US$ Millions) Three months ended Mar. 31,	2013	2012
Cash flow from operating activities	$ (1)	$ 203
Borrowings	1,985	782
Proceeds from asset sales	235	393
Proceeds from sales of financial assets	103	-
Loans and notes receivable collected	88	115
Contributions from parent company	21	169
Loan receivable collected from parent company	-	108
Acquisition of subsidiaries, net of disposition	-	(59)
Contributions from non-controlling interest	72	104
	$ 2,503	$ 1,815

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We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Most of our borrowings are in the form of long term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area should not compromise our ability in and of itself to finance the balance of our operations. A summary of our debt profile for each of our office and retail segments are included elsewhere in this MD&A.

As at March 31, 2013 we had $892 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $289 million (December 31, 2012 – $68 million).

Our operating entities are subject to limited covenants in respect of their corporate debt and were in compliance with all such covenants March 31, 2013. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to us.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2013, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our company to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

In our North American retail business, we continue to improve the profitability of the business by rationalizing the portfolio, refinancing debt and reducing costs. In January 2012, GGP completed its plan to spin off 30 properties into the newly formed Rouse the shares of which were distributed to its shareholders, including Brookfield, in line with the objective to focus GGP on its highest performing malls, which generate tenant sales over $500 per square foot.

Transaction activity is picking up across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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